

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Remy Trafelet
Chief Executive Officer
Colonnade Acquisition Corp. II
1400 Centrepark Blvd, Ste 810 West
Palm Beach , FL 33401

> **Re: Colonnade Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253091**

Dear Mr. Trafelet:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed February 12, 2021

General

1. We note that the fee table on the facing page indicates that the registration statement is registering the shares underlying the warrants. We also note that the warrants being offered will become exercisable 30 days after the completion of your initial business combination. Finally, we note the disclosure on page 11 that you will file a post-effective amendment to this registration statement or a new registration statement to cover the common stock underlying the warrants. Given that the business combination could occur within one year and therefore the warrants may become exercisable within one year, please revise your disclosure throughout the prospectus to clarify that the registration statement is registering the shares underlying the warrants. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional

guidance. Please also revise the legality opinions.

Index to Financial Statements, page F-1

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits and Financial Statement Schedules
Exhibit 5.1 Opinion of White & Case LLP, page II-2

3.   We note that Exhibit 5.1 references each unit consisting of one class A ordinary share and one-half of one redeemable warrant. Please reconcile the fraction of a warrant included in the unit with the disclosure in the prospectus of one-third of one redeemable warrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Nussen